Exhibit 99.2

ANNOUNCEMENT TO THE MARKET

Perdigão (PRGA3 – Novo Mercado; PDA – ADR Level III), one of the leading companies in the Brazilian food sector, hereby announces that:

1 - The Contract between Eleva /CCL contains an option to discontinue the operation;

2 – The high costs of the industrial operation have led Perdigão to decide for the contractual exercise due to impossibility of CCL reducing the operating costs;

3 - The operation of 15 million liters/month will be transferred to Malibu in 2009, where we will have an operating cost which is more adequate to the activity;

4 – The partnership with CCL will continue in the warehousing operations of the dairy products distributed in the city of São Paulo.

São Paulo (SP), November 19, 2008.

Leopoldo Viriato Saboya

Finance and Investor Relations Director

Perdigão Companies